                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 7)


                           UNO RESTAURANT CORPORATION
                          ----------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   914900-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         CONSTANTINE ALEXANDER, ESQUIRE
                            JAMES E. DAWSON, ESQUIRE
                          NUTTER, MCCLENNEN & FISH, LLP
                             ONE INTERNATIONAL PLACE
                              BOSTON, MA 02110-2699
                                 (617) 439-2000

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 APRIL 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 2 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Aaron D. Spencer
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       6,292,327
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   498,474
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    6,292,327
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  498,474
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,791,920
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     61.7%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 3 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Uno Associates
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       1,861,977
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   0
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    1,861,977
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,861,977
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 4 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Craig S. Miller
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       501,562
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   1,335
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    502,677
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  220
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     504,687
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 5 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Robert M. Vincent
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       136,479
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   902
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    137,381
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     137,596
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 6 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Alan M. Fox
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       196,877
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   1,062
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    197,939
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     198,682
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 7 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Paul W. MacPhail
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       0
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   944
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    944
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,164
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     **
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 8 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Lisa S. Cohen
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       0
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   233,557
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  233,557
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     233,557
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 9 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Mark Spencer
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       0
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   264,917
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  264,917
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     264,917
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 10 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Uno Acquisition Corp.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       0
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   0
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                 --------------------

CUSIP No. 914900-10-5                                       Page 11 of 21

--------------------------                                 --------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     Uno Restaurant Holdings Corporation
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)     /X/
                                                                  (b)     / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     BK, OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
    NUMBER OF                 (7) SOLE VOTING POWER

     SHARES                       0
                             --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER

  OWNED BY EACH                   6,445,033
                             --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER

   PERSON WITH                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  6,445,033
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,445,033
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

         This Amendment No. 7 to Schedule 13D, dated April 27, 2001, amends and supplements the Schedule 13D dated August 26, 1996 originally filed by Aaron D. Spencer and Uno Associates and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act, as amended, with respect to the common stock, $.01 par value per share (the "Common Stock"), of Uno Restaurant Corporation, a Massachusetts corporation (the "Issuer"). Previous to this Amendment No. 7, the Schedule 13D was recently amended by Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on November 17, 2000 by Aaron D. Spencer, Uno Associates, Craig S. Miller, Robert M. Vincent, Robert M. Brown, Alan M. Fox and Paul W. MacPhail, and Amendment No. 6 to Schedule 13D filed with the Securities Exchange Commission on March 12, 2001 by Aaron D. Spencer, Uno Associates, Craig S. Miller, Robert M. Vincent, Robert M. Brown, Alan M. Fox, Paul W. MacPhail, Lisa S. Cohen and Mark Spencer. This Amendment No. 7 to Schedule 13D is filed jointly by Aaron D. Spencer, Uno Associates, Craig S. Miller, Robert M. Vincent, Alan M. Fox, Paul W. MacPhail, Lisa S. Cohen, Mark Spencer, Uno Restaurant Holdings Corporation, a Delaware corporation ("Parent") and Uno Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Newco") (collectively, the "Reporting Persons"). In Amendment No. 5, Aaron D. Spencer and Uno Associates were first joined as filing persons to this Schedule 13D by Craig S. Miller, Robert M. Vincent, Robert M. Brown, Alan M. Fox and Paul W. MacPhail. In Amendment No. 6, Lisa S. Cohen and Mark Spencer first joined as filing persons in their respective individual capacity. In this Amendment No. 7, Parent and Newco are first joining as Reporting Persons. Robert M. Brown has ceased to be a filing person under this Schedule 13D.

         On April 19, 2001, the Issuer, Parent and Newco entered into an Agreement and Plan of Merger ("Merger Agreement"). Under the Merger Agreement, Newco will be merged with and into Issuer, with the Issuer as the surviving corporation (the "Merger"). Upon completion of the Merger, each issued and outstanding share of the Issuer's Common Stock not owned by Parent will be entitled to receive $9.75 per share in cash, without interest.

ITEM     2. IDENTITY AND BACKGROUND.

         This Statement is filed jointly by (a) Aaron D. Spencer, (b) Uno Associates, (c) Craig S. Miller, (d) Robert M. Vincent, (e) Alan M. Fox, (f) Paul W. MacPhail, (g) Lisa S. Cohen, (h) Mark Spencer, (i) Uno Restaurant Holdings Corporation, and (j) Uno Acquisition Corp.

         Mr. Aaron D. Spencer, a U.S. citizen, is Chairman and a Director of the Issuer.

         Uno Associates is a general partnership owned 80% by Aaron D. Spencer and 10% each, each by his two adult children, Lisa S. Cohen and Mark Spencer. Aaron D. Spencer is deemed to be the beneficial owner of all of the shares held by Uno Associates, although Lisa S. Cohen and Mark Spencer, as partners in Uno Associates have a beneficial interest in any dividends from, or the proceeds from the sale of, such shares.

         Mr. Mark Spencer, a U.S. citizen, is a professional photographer.

         Ms. Lisa S. Cohen, a U.S. citizen, is a customer service representative.

         Mr. Craig S. Miller, a U.S. citizen, is President, Chief Executive Officer and a Director of the Issuer.

         Mr. Robert M. Vincent, a U.S. citizen, is Executive Vice President - Finance, Chief Financial Officer and Treasurer of the Issuer.

         Mr. Alan M. Fox, a U.S. citizen, is Executive Vice President of the Issuer and President of Uno Foods, Inc., a subsidiary of the Issuer.

         Mr. Paul W. MacPhail, a U.S. citizen, is Executive Vice President and Chief Operating Officer of the Issuer.

         Parent, a Delaware corporation, was formed for the purpose of effecting the transactions contemplated by the Merger Agreement and has not engaged in any activities except in connection with these transactions. Immediately after the Merger, Parent will be the sole stockholder of the Issuer as the surviving corporation in the Merger.

         Newco, a Delaware corporation and a wholly owned subsidiary of Parent, was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement and has not engaged in any activities except in connection with these transactions.

         The business address of Aaron D. Spencer, Uno Associates, Messrs. Miller, Vincent, Fox and MacPhail, Parent and Newco is: c/o Uno Restaurant Corporation, 100 Charles Park Road, West Roxbury, Massachusetts 02132. The business address of Mark Spencer is: c/o Carriage House Photography, 100 School Street, Andover, Massachusetts 01810. The business address of Lisa S. Cohen is: c/o Faux Design, 72 Rowe Street, Auburndale, Massachusetts 02466.

         During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years, none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is estimated that $47 million will be necessary to complete the Merger (as defined below) and pay related fees and expenses. It is anticipated that this amount will be funded through a combination of senior secured debt financing and two sale-leaseback transactions. In one of the sale-leaseback transactions, the Issuer will sell to and leaseback from U.S. Realty Advisors, LLC a portfolio of 12 Pizzaria Uno Chicago Bar & Grill restaurants located in 10 states. In the other sale-leaseback transaction, the Issuer will sell to and leaseback from Aaron D. Spencer a portfolio of six restaurants and two non-restaurant properties located in four states. The Issuer has received a letter of intent from U.S. Realty Advisors, LLC to purchase and leaseback the portfolio of Pizzaria Uno Chicago Bar & Grill restaurant properties. The Issuer and Aaron D. Spencer have not signed a letter of intent for the proposed sale and leaseback between them. The Issuer, Parent and Newco have received a proposal from Fleet

National Bank and SunTrust Bank to provide the debt financing. The proposal provides for a senior credit facility consisting of a $20 million revolving credit facility, a Term A loan of $40 million and a Term B loan of $15 million. Only a portion of the proceeds from the senior credit facility will be used to finance the Merger. There are conditions precedent to the consummation of the financing transactions.

ITEM 4. PURPOSE OF TRANSACTION.

         On October 25, 2000, the Reporting Persons submitted to a Special Committee of the Issuer's Board of Directors a proposal to acquire all of the outstanding shares of Common Stock currently not held by them. During the period from October 25, 2000 to February 28, 2001, the Special Committee and the Reporting Persons and their respective advisors negotiated terms of a going private transaction for the Issuer by the Reporting Persons. On February 28, 2001, the Issuer announced that the Special Committee and the Reporting Persons reached a tentative agreement on the terms of the going private transaction at a price of $9.75 in cash for all shares of Common Stock not held by the Reporting Persons. On April 19, 2001, the Issuer, Parent and Newco entered into a Merger Agreement, and the Issuer announced this fact. Under the Merger Agreement, Newco will be merged with and into Issuer, with Issuer as the surviving corporation. Upon completion of the Merger, each issued and outstanding share of Issuer Common Stock not owned by Parent will be entitled to receive $9.75 per share in cash. The Merger is subject to the approval by the holders of a majority of the shares not owned or controlled by the Reporting Persons, receipt of the financing as described above and customary closing conditions. The Reporting Persons own (other than Parent and Newco) approximately 62% of the Issuer's outstanding shares of capital stock.

         Simultaneously with the execution of the Merger Agreement, each of the Reporting Persons (other than Parent and Newco) entered into an agreement with the Issuer (the "Voting Agreement") pursuant to which, among other things, such Reporting Persons have agreed to vote the shares of Common Stock identified therein as owned by such person in favor of the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement at a meeting of the Issuer's stockholders to be called to vote thereon, provided that the Special Committee has not withdrawn its recommendation of the Merger.

         Each of the foregoing descriptions of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 and is incorporated herein by reference, and to the Voting Agreement, a copy of which is filed as Exhibit 3 and is incorporated herein by reference.

         Other than as set forth herein, there are no current plans or proposals that would result in any of the items specified in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) The following table sets forth the beneficial ownership of shares of common stock of the Issuer for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares.

----------------------------------------------------------------------------------------
                                              AMOUNT
NAME OF REPORTING                             BENEFICIALLY                    PERCENT OF
PERSON                                        OWNED                           CLASS
----------------------------------------------------------------------------------------
Uno Associates(1)                             1,861,977                       16.9%
----------------------------------------------------------------------------------------
Aaron D. Spencer(2)                           6,791,920                       61.7%
----------------------------------------------------------------------------------------
Craig S. Miller(3)(4)(5)(6)(7)                504,687                          4.4%
----------------------------------------------------------------------------------------
Robert M. Vincent(3)(4)(5)(9)                 137,596                          1.2%
----------------------------------------------------------------------------------------
Alan M. Fox(3)(4)(5)                          198,682                          1.8%
----------------------------------------------------------------------------------------
Paul W. MacPhail(4)(5)                        1,164                             *
----------------------------------------------------------------------------------------
Lisa S. Cohen                                 233,557                          2.1%
----------------------------------------------------------------------------------------
Mark Spencer                                  264,917                          2.4%
----------------------------------------------------------------------------------------
Uno Restaurant Holdings Corporation(8)        6,445,033                       58.6%
----------------------------------------------------------------------------------------
Uno Acquisition Corp.                         0                                 *
----------------------------------------------------------------------------------------

* Represents less than 1%.

(1) Uno Associates is a partnership owned 80% by Mr. Aaron Spencer and 10% each by his two adult children, Lisa S. Cohen and Mark Spencer. Aaron Spencer is deemed to be the beneficial owner of all of the shares held by Uno Associates, and as a result is deemed to be the beneficial owner of an aggregate of 6,791,920 shares, including exercisable stock options (61.7% of the outstanding shares).

(2) Includes (i) 1,119 shares are held in account under an employee stock ownership plan, (ii) 221,018 shares are held by a charitable foundation of which Aaron D. Spencer is a trustee, (iii) 1,861,977 shares are held by Uno Associates and (iv) 24,750 shares may be acquired upon the exercise of currently exercisable options. Mr. Spencer may be deemed to share voting and dispositive power with respect to the shares held by his children.

(3) Includes the following shares that may be acquired upon the exercise of currently exercisable options: Mr.Miller-467,575; Mr. Vincent-134,829; Mr. Fox-195,777.

(4) Includes the following shares held in participant accounts under the employee stock ownership provision of the Issuer's Employee Stock Ownership Plan (the "ESOP"): Mr. Fox-743; Mr. Miller-1,790; Mr. Vincent-215; Mr. MacPhail-220. The voting power of these shares is held with the trustees of the ESOP.

(5) Includes the following shares held in participant accounts under the 401(k) savings provision of the ESOP: Mr. Fox-1,062; Mr. Miller-1,115; Mr. Vincent-902; Mr. MacPhail-944. The voting power of these shares is shared with the trustees of ESOP.

(6) Includes 5,462 shares held in a deferred compensation account.

(7) Includes 4,600 shares held by a trust created by Mr. Miller, and 220 shares held by Mr. Miller's spouse.

(8) Represents the aggregate amount of shares to be contributed to Parent by Aaron D. Spencer, Uno Associates, Lisa S. Cohen and Mark Spencer.

(9) Includes 550 shares held in a deferred compensation account.

         (c) No transactions in shares were effected in the past sixty days by the persons listed in the above table.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer, Parent and Newco have entered into the Merger Agreement. The Reporting Persons other than Parent and Newco have entered into the Voting Agreement. Aaron D. Spencer, Uno Associates, Lisa S. Cohen and Mark Spencer have agreed to contribute 6,445,033 shares of Common Stock to Parent on or before the closing of the Merger, in exchange for shares of capital stock of Parent. In a Guaranty Agreement dated as of April 9, 2001, Aaron D. Spencer has guaranteed the obligations of Parent to pay its one-third of the fees, expenses and indemnification and the obligations of Parent and Newco under the Merger Agreement pursuant to a limited recourse guaranty. The Issuer has recourse under Mr. Spencer's guaranty only to a maximum of 500,000 shares of Mr. Spencer's Common Stock and not to Mr. Spencer personally. Mr. Spencer may, in his discretion, satisfy his obligations under the guaranty by delivering shares of Common Stock, which will be deemed to have a value of $9.75 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1.       Amendment No. 2 to Joint Filing Agreement

         2. Agreement and Plan of Merger, dated April 19, 2001, by and among Uno Restaurant Corporation, Uno Restaurant Holdings Corporation and Uno Acquisition Corp (incorporated by reference to Exhibit (d)(1) of the Issuer's Schedule 13E-3 filed with the Securities and Exchange Commission on April 27,
                  2001).

         3. Voting Agreement dated April 13, 2001, by and among Uno Restaurant Corporation, Uno Associates, Aaron D. Spencer, Craig S. Miller, Robert M. Vincent, Alan M. Fox, Paul W. MacPhail, Lisa S. Cohen and Mark Spencer (incorporated by reference to Exhibit (d)(2) of the Issuer's Schedule 13E-3 filed with the Securities and Exchange Commission on April 27,
                  2001).

         4. Guaranty Agreement, dated as of April 9, 2001 (incorporated by reference to Exhibit (d)(3) of the Issuer's Schedule 13E-3 filed with the Securities and Exchange Commission on April 27,
                  2001).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            UNO ASSOCIATES


                                            By: /s/ AARON D. SPENCER
                                               ------------------------------
Dated: April 27, 2001                          Aaron D. Spencer,
                                               a general partner



                                            UNO RESTAURANT HOLDINGS CORPORATION


                                            By: /s/ AARON D. SPENCER
                                                --------------------------------
                                                Aaron D. Spencer
                                                Chairman

                                            UNO ACQUISITION CORP.


                                            By: /s/ AARON D. SPENCER
                                                --------------------------------
                                                Aaron D. Spencer
                                                Chairman


                                            /s/ AARON D. SPENCER
                                            ------------------------------------
                                            Aaron D. Spencer



                                             /s/ CRAIG S. MILLER      *
                                            ------------------------------------
                                            Craig S. Miller



                                             /s/ ROBERT M. VINCENT    *
                                            ------------------------------------
                                            Robert M. Vincent

                                             /s/ ALAN M. FOX          *
                                            ------------------------------------
                                            Alan M. Fox



                                             /s/ PAUL W. MacPHAIL     *
                                            ------------------------------------
                                            Paul W. MacPhail


                                             /s/ LISA S. COHEN        *
                                            ------------------------------------
                                            Lisa S. Cohen



                                             /s/ MARK SPENCER         *
                                            ------------------------------------
                                            Mark Spencer



                                            *By: /s/ AARON D. SPENCER
                                                 -------------------------------
                                                 Aaron D. Spencer,
                                                 Attorney-in-Fact

                                            POWERS OF ATTORNEY HAVE BEEN FILED
                                            WITH THIS SCHEDULE 13D

                                                                       EXHIBIT 1

                    AMENDMENT NO. 2 TO JOINT FILING AGREEMENT


         Each of Uno Restaurant Holdings Corporation, a Delaware corporation and Uno Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Uno Restaurant Holdings Corporation hereby agree, and each of the other undersigned parties acknowledge, that Uno Restaurant Holdings Corporation and Uno Acquisition Corp. hereby agree to join and be bound by that certain Joint Filing Agreement dated November 16, 2000, filed as Exhibit 1 to Amendment No. 5 to this Schedule 13D.


                                            UNO ASSOCIATES


                                            By: /s/ AARON D. SPENCER
                                               ---------------------------------
Dated: April 27, 2001                            Aaron D. Spencer,
                                                 a general partner


                                            UNO RESTAURANT HOLDINGS CORPORATION


                                            By: /s/ AARON D. SPENCER
                                               ---------------------------------
                                                 Aaron D. Spencer
                                                 Chairman

                                            UNO ACQUISITION CORP.


                                            By: /s/ AARON D. SPENCER
                                               ---------------------------------
                                                 Aaron D. Spencer
                                                 Chairman


                                            /s/ AARON D. SPENCER
                                            ------------------------------------
                                            Aaron D. Spencer



                                             /s/ CRAIG S. MILLER        *
                                            ------------------------------------
                                            Craig S. Miller

                                             /s/ ROBERT M. VINCENT      *
                                            ------------------------------------
                                            Robert M. Vincent



                                             /s/ ALAN M. FOX            *
                                            ------------------------------------
                                            Alan M. Fox



                                             /s/ PAUL W. MacPHAIL       *
                                            ------------------------------------
                                            Paul W. MacPhail



                                             /S/ LISA S. COHEN          *
                                            ------------------------------------
                                            Lisa S. Cohen



                                             /s/ MARK SPENCER            *
                                            ------------------------------------
                                            Mark Spencer



                                            *By: /s/ AARON D. SPENCER
                                                --------------------------------
                                                 Aaron D. Spencer,
                                                 Attorney-in-Fact

                                            POWERS OF ATTORNEY HAVE BEEN FILED
                                            WITH THIS SCHEDULE 13D